Exhibit 99.1

TransAlta Corporation Announces Conversion Results for Series A and B Preferred Shares

CALGARY, AB, March 18, 2021 /CNW/ - Further to TransAlta Corporation's ("TransAlta" or the "Company") (TSX: TA) (NYSE: TAC) press release dated March 1, 2021, the Company announced today that (i) 1,417,338 of its 10,175,380 currently outstanding Cumulative Redeemable Rate Reset First Preferred Shares, Series A ("Series A Shares") will be converted on March 31, 2021, on a one-for-one basis, into Cumulative Redeemable Floating Rate First Preferred Shares, Series B ("Series B Shares"), and (ii) 871,871 of its 1,824,620 currently outstanding Series B Shares will be converted on March 31, 2021, on a one-for-one basis, into Series A Shares.   As a result, on March 31, 2021, the Company will have 9,629,913 Series A Shares issued and outstanding and 2,370,087 Series B Shares issued and outstanding.

The Series A Shares and Series B Shares are currently listed on the Toronto Stock Exchange under the symbols TA.PR.D and TA.PR.E, respectively.

About TransAlta Corporation:
TransAlta owns, operates and develops a diverse fleet of electrical power generation assets in Canada, the United States and Australia with a focus on long-term shareholder value. TransAlta provides municipalities, medium and large industries, businesses and utility customers clean, affordable, energy efficient, and reliable power. Today, TransAlta is one of Canada's largest producers of wind power and Alberta's largest producer of hydroelectric power. For over 100 years, TransAlta has been a responsible operator and a proud community-member where its employees work and live. TransAlta aligns its corporate goals with the UN Sustainable Development Goals and we have been recognized by CDP (formerly Climate Disclosure Project) as an industry leader on Climate Change Management, having recently achieved an A- score from CDP.

For more information about TransAlta, visit our web site at transalta.com.

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SOURCE TransAlta Corporation

View original content: http://www.newswire.ca/en/releases/archive/March2021/18/c1783.html

%CIK: 0001144800

For further information: Investor Inquiries: Phone: 1-800-387-3598 in Canada and U.S., Email: investor_relations@transalta.com; Media Inquiries: Phone: Toll-free media number: 1-855-255-9184, Email: ta_media_relations@transalta.com

CO: TransAlta Corporation

CNW 18:54e 18-MAR-21